Exhibit 99.1

Wix.com Reports Second Quarter 2014 Results

-- Second Quarter Collections Increased 79% Year-over-Year to $39.9 Million --
-- Second Quarter Revenues Increased 82% Year-over-Year to $33.9 Million --
-- Added Over 110,000 Net Premium Subscriptions to Reach Approximately 1,019,000, a 62% Increase Year-over-Year --
-- Announced Partnership with Google on the Open Beta Launch of Google Domains --
--Launched WixShoutOut an Integrated Communication and Engagement Tool for Wix Users --
-- Introduced First Vertically Tailored Product, WixHotels --

TEL AVIV, Israel, August 6, 2014 -- Wix.com Ltd. (Nasdaq: WIX), a leading global web development platform, today reported financial results for the second quarter ended June 30, 2014. The Company also raised its full year 2014 financial outlook and introduced its outlook for the third quarter of 2014.

“We realized two major milestones during the period as we surpassed 50 million registered users and one million premium subscriptions,” said Avishai Abrahami, CEO and Co-Founder of Wix. “Our exceptional growth is a direct result of our constant expansion of offerings on the Wix platform. By developing more products and solutions that cater to the needs of our users, we are providing them with the technology to easily build a professional-looking website as well as with business management capabilities that deliver a complete solution for their digital presence beyond website creation.”

“At the core of the Wix platform are powerful products that serve the needs of millions of businesses across a wide variety of verticals. The new WixShoutOut product is a classic example where we simplify the communication flow between site owners and their audience. We are also applying our understanding of our users’ businesses to further enhance Wix’s product offerings by developing tailored solutions for specific vertical markets, the first of which, WixHotels, is being launched today,” Abrahami added.

The Company is also announcing improved guidance on collections, revenue and new adjusted EBITDA.  “The value of our products and technology to millions of users worldwide is reflected in our financial performance this quarter.  We continue to see strong growth in our collections and revenue, and as a result we are happy to increase our outlook for the full year on the top line and for new adjusted EBITDA” (as further explained below), said Lior Shemesh, CFO.

Financial Highlights

•	Collections increased 79% to $39.9 million compared to $22.2 million for the second quarter of 2013
•	Revenues increased 82% to $33.9 million compared to $18.6 million for the second quarter of 2013
•	GAAP net loss was $(13.8) million, or $(0.37) per share, compared to a net loss of $(5.2) million, or $(0.86) per share, for the second quarter of 2013
•	Non-GAAP net loss was $(10.4) million, or $(0.27) per share, compared to a non-GAAP net loss of $(4.2) million, or $(0.72) per share, for the second quarter of 2013
•	Prior adjusted EBITDA (as further explained below) was $(9.5) million compared to $(3.6) million for the second quarter of 2013

•
New adjusted EBITDA (as further explained below), which includes changes in deferred revenue and changes in prepaid domain registration costs was $(4.1) million compared to $(0.3) million for the second quarter of 2013

•	Free cash flow was $(3.2) million compared to $(0.03) million for the second quarter of 2013
•
Added approximately 110,000 net premium subscriptions in the period to reach approximately 1,019,000 as of June 30, 2014, a 62% increase from approximately 627,000 premium subscriptions as of June 30, 2013 and a 12% increase from approximately 908,000 as of March 31, 2014

•
Added over 4 million new registered users in the second quarter to reach approximately 50.3 million as of June 30, 2014, a 41% increase compared to approximately 35.6 million registered users as of June 30, 2013

New Non-GAAP Financial Metric

Over the last two quarters, deferred revenue has grown significantly, primarily driven by an increased percent of annual subscription packages purchased compared to monthly subscription packages.  As a result, beginning with the second quarter of 2014, the Company will change how it calculates adjusted EBITDA.  The new calculation of adjusted EBITDA will now include changes in deferred revenue and changes in prepaid domain registration costs.  This change will better reflect the Company’s financial performance and will provide a financial metric that management now uses to evaluate the cash profitability of the business.

For all historical periods and for the remainder of 2014, Wix will continue to disclose adjusted EBITDA calculated under the prior definition, which for ease of reference will be referred to as “Prior adjusted EBITDA.”  The Company will refer to the new calculation method as Adjusted EBITDA and, if needed for clarity in comparison to Prior adjusted EBITDA, as “New adjusted EBITDA.”  Beginning in the first quarter of 2015, the Company will only disclose New adjusted EBITDA.

Business Highlights

•
Product Innovation: Wix announced the launch of WixShoutOut, a new integrated product that enables users to easily create and send beautifully designed newsletters, updates, promotions and e-mail campaigns directly from their Wix dashboard.  This is the first product utilizing the WixHive API, which enables formerly standalone apps to share their collected data, providing the site owner with new capabilities and actionable information. WixShoutOut uses WixHive by accessing the contact lists, which are stored and managed in the user’s Wix dashboard, addressing a critical business need of effectively managing client communications. WixShoutOut has been enthusiastically embraced by Wix users who have sent nearly 60,000 ShoutOuts to approximately 3.3 million contacts since its launch less than 30 days ago.

•
Tailored Solutions for Business Vertical Markets: As each business segment faces a unique set of challenges, Wix has begun developing tailored products to address specific business needs.  The first of these tailored solutions, WixHotels, announced today, provides hotel owners a complete booking engine that is fully integrated into their Wix website, simplifying the creation and maintenance of room inventory complete with pricing, booking, reservation and payment management.

•
Google Domains Partnership:  Wix is partnering with Google on the open beta launch of its new domain registration service, Google Domains, making connecting a domain purchased through Google to a new Wix website seamless. Through this new partnership, users who purchase a domain from Google will be given the option to choose Wix to build their site and will be re-directed to Wix.com where they can begin using the Wix Editor and easily connect their newly purchased domain.

•
Wix App Market:  Wix continues to grow its highly curated App Market, launching its 205th app following the close of the second quarter. Recognizing the added value of the Wix App Market, users have installed nearly 13 million apps to date.

•	Wix Mobile: Wix continues to build on its leadership in mobile as more than 3.5 million mobile sites have been published on the Wix platform to date.

Financial Outlook

For the third quarter of 2014, the Company is introducing the following outlook:
•	Collections are expected to be in the range of $42 million to $43 million, representing year-over-year growth of 60% to 64%
•	Revenues are expected to be in the range of $35 million to $36 million, representing year-over-year growth of 63% to 68%
•	Prior adjusted EBITDA is expected to be in the range of $(11) million to $(12) million
•	New adjusted EBITDA is expected to be in the range of $(4) million to $(5) million

For the full year 2014, the Company is increasing its outlook for collections and revenue. It is also reiterating its outlook for prior adjusted EBITDA and formally introducing its outlook for new adjusted EBITDA:
•	Collections are now expected to be in the range of $163 million to $166 million, representing year-over-year growth of 65% to 68%
•	Revenues are now expected to be in the range of $136 million to $138 million, representing year-over-year growth of 69% to 71%
•	Prior adjusted EBITDA is expected to be in the range of $(38) million to $(42) million,
•
New adjusted EBITDA is expected to be in the range of $(14) million to $(16) million, which is an improvement from the range of new adjusted EBITDA guidance of $(15) million to $(17) million that would have been issued had the Company calculated adjusted EBITDA in this manner.  This range is also an improvement from the Company’s initial full year guidance of $(22) million to $(24) million that would have been issued had the Company calculated adjusted EBITDA in this manner.

Reconciliation of Prior Adjusted EBITDA to New Adjusted EBITDA Guidance

USD in millions	Prior EBITDA	Change in Deferred Revenue	Prepaid Domain Reg. Costs	New EBITDA
Quarterly guidance
Q1 guidance (at 2/12/14)	$(13) - $(14)	$7.0	$(0.7)	$(7) - $(8)
Q1 actual	$(10.7)	$8.7	$(0.7)	$(2.7)

Q2 guidance (at 5/13/14)	$(11) - $(12)	$7.0	$(0.6)	$(5) - $(6)
Q2 actual	$(9.5)	$5.9	$(0.6)	$(4.1)

Q3 guidance (at 8/6/14)	$(11) - $(12)	$7.0	$(0.6)	$(4) - $(5)

FY2014 guidance
Provided on 2/12/14	$(38) - $(42)	$18 - $20	$(2.5)	$(22) - $(24)
Provided on 5/13/14	$(38) - $(42)	$25 - $27	$(2.7)	$(15) - $(17)
Provided on 8/6/14	$(38) - $(42)	$27 - $28	$(2.8)	$(14) - $(16)

Conference Call and Webcast Information

Wix.com’s second quarter 2014 teleconference and webcast is scheduled to begin at 8:30 a.m. ET on Wednesday, August 6, 2014.  To participate on the live call, analysts and investors should dial (855) 420-0618 (US/Canada) or (484) 365-2934 (International) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through August 13, 2014 by dialing (855) 859-2056 (US/Canada) or (404) 537-3406 (International) and providing Conference ID: 71498531. Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at http://investors.wix.com/.

About Wix.com Ltd.
Wix.com is a leading cloud-based web development platform with over 50 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic online presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, prior adjusted EBITDA, new adjusted EBITDA, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "non-GAAP financial measures").  Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Prior adjusted EBITDA represents net loss before financial expenses (income), net, other expenses, taxes on income, depreciation and amortization, share-based compensation expense, withdrawn secondary offering expenses, and acquisition related expenses.  New adjusted EBITDA represents net loss before financial expenses (income), net, other expenses, taxes on income, depreciation and amortization, share-based compensation expense, withdrawn secondary offering expenses, acquisition related expenses, changes in deferred revenue and changes in prepaid domain registration costs.

Free cash flow represents cash flow from operating activities minus capital expenditures.  Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and other non-GAAP adjustments. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The company believes that they provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The company has not reconciled adjusted EBITDA guidance to net profit because it does not provide guidance for net profit. As items that impact net profit are out of the company's control and/or cannot be reasonably predicted, the company is unable to provide such guidance. Accordingly, a reconciliation to net profit is not available without unreasonable effort.

Forward-Looking Statements
This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the our annual report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 20, 2014. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Joe Pollaro
Wix.com
ir@wix.com
+1 415.449.4718

Jonathan Schaffer / Allison Soss
The Blueshirt Group
ir@wix.com
+1 212.871.3953 / +1 212.871.3938

Media Relations:
Eric Mason
Wix.com
ericmason@wix.com
+1 650.533.0836

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	June 30,
	2013	2014
Assets		(unaudited)
Current Assets:
Cash and cash equivalents	$101,258	$68,392
Short term deposits	-	28,617
Restricted deposit	3,306	2,888
Trade receivables	736	525
Prepaid expenses and other current assets	4,730	6,678
Total current assets	110,030	107,100
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	4,231	6,206
Prepaid expenses and other long-term assets	1,094	1,436
Intangible assets and goodwill	-	1,275
Total long-term assets	5,325	8,917

Total assets	$115,355	$116,017

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$4,091	$4,943
Employees and payroll accruals	5,881	9,270
Deferred revenues	35,784	49,803
Accrued expenses and other current liabilities	5,903	9,634
Total current liabilities	51,659	73,650

Long term deferred revenues	1,400	1,993

Total liabilities	53,059	75,643

Shareholders' Equity
Ordinary shares	60	60
Additional paid-in capital	151,011	157,843
Other comprehensive loss	(263)	(299)
Accumulated deficit	(88,512)	(117,230)
Total shareholders' equity	62,296	40,374

Total liabilities and shareholders' equity	$115,355	$116,017

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)

Revenue	$18,594	$33,931	$34,116	$62,778
Cost of revenue	3,375	6,398	6,390	11,638
Gross Profit	15,219	27,533	27,726	51,140

Operating expenses:
Research and development	5,965	13,729	11,499	25,695
Selling and marketing	12,089	23,708	22,615	45,886
General and administrative	1,703	3,611	3,044	7,571
Total operating expenses	19,757	41,048	37,158	79,152
Operating loss	(4,538)	(13,515)	(9,432)	(28,012)
Financial income (expenses), net	(297)	59	(36)	143
Other expenses	-	(1)	-	(4)
Loss before taxes on income	(4,835)	(13,457)	(9,468)	(27,873)
Taxes on income	316	344	599	845
Net loss	$(5,151)	$(13,801)	$(10,067)	$(28,718)

Basic and diluted net loss per share	$(0.86)	$(0.37)	$(1.69)	$(0.76)
Basic and diluted weighted-average shares used to compute net loss per share	6,991,970	37,657,668	6,968,622	37,583,146

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2014	2013	2014
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$35	$306	$68	$484
Research and development	225	1,551	503	2,806
Selling and marketing	47	617	106	1,151
General and administrative	332	956	424	1,934
Total share based compensation expenses	639	3,430	1,101	6,375
(2) Amortization	-	20	-	20
(3) Withdrawn secondary offering expenses	-	-	-	365
(4) Acquisition related expenses	-	-	-	65
(5) Financial income (expenses), net	273	-	273	-
(6) Taxes on income	57	-	111	226
Total adjustments of GAAP to Non GAAP	$969	$3,450	$1,485	$7,051

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO PRIOR ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net loss	$(5,151)	$(13,801)	$(10,067)	$(28,718)
Adjustments:
Financial income, net	$297	$(59)	$36	$(143)
Other expenses	-	1	-	4
Taxes on income	316	344	599	845
Depreciation	299	587	535	1,059
Amortization	-	20	-	20
Withdrawn secondary offering expenses	-	-	-	365
Acquisition related expenses	-	-	-	65
Stock-based compensation expenses	639	3,430	1,101	6,375
Total adjustments	$1,551	$4,323	$2,271	$8,590

Prior Adjusted EBITDA	$(3,600)	$(9,478)	$(7,796)	$(20,128)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NEW ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net Loss	$(5,151)	$(13,801)	$(10,067)	$(28,718)
Adjustments:
Financial income, net	$297	$(59)	$36	$(143)
Other expenses	-	1	-	4
Taxes on income	316	344	599	845
Depreciation	299	587	535	1,059
Amortization	-	20	-	20
Withdrawn secondary offering expenses	-	-	-	365
Acquisition related expenses	-	-	-	65
Stock-based compensation expenses	639	3,430	1,101	6,375
Change in deferred revenue	3,636	5,944	7,788	14,612
Change in prepaid domain registration costs	(366)	(564)	(805)	(1,312)
Total adjustments	$4,821	$9,703	$9,254	$21,890

New Adjusted EBITDA	$(330)	$(4,098)	$(813)	$(6,828)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net loss	$(5,151)	$(13,801)	$(10,067)	$(28,718)
Stock-based compensation expense and other Non GAAP adjustments	969	3,450	1,485	7,051
Non-GAAP net loss	$(4,182)	$(10,351)	$(8,582)	$(21,667)

Basic and diluted Non GAAP net loss per share	$(0.72)	$(0.27)	$(1.48)	$(0.58)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	6,991,970	37,657,668	6,968,622	37,583,146

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Revenues	$18,594	$33,931	$34,116	$62,778
Collections	$22,230	$39,875	$41,904	$77,390
Free Cash Flow	$(32)	$(3,249)	$204	$(3,620)
Number of registered users at period end	35,622	50,251	35,622	50,251
Number of premium subscriptions at period end	627	1,019	627	1,019

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Revenues	$18,594	$33,931	$34,116	$62,778
Change in deferred revenues	3,636	5,944	7,788	14,612
Collections	$22,230	$39,875	$41,904	$77,390

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$641	$(1,738)	$1,281	$(641)
Capital expenditures	(673)	(1,511)	(1,077)	(2,979)
Free Cash Flow	$(32)	$(3,249)	$204	$(3,620)

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ending		Year Ending
	September 30,		December 31,
	2014		2014
	(unaudited)		(unaudited)
	Low	High	Low	High

Projected revenues	$35,000	$36,000	$136,000	$138,000
Projected change in deferred revenues	7,000	7,000	27,000	28,000
Projected collections	$42,000	$43,000	$163,000	$166,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended
	June 30,
	2013	2014
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(10,067)	$(28,718)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	535	1,059
Amortization	-	20
Share based compensation expenses	1,101	6,375
Tax benefit related to exercise of share options	111	226
Share based compensation expenses related to warrants granted in connection with credit line	273	-
Deferred income taxes, net	-	8
Decrease (increase) in trade receivables	(472)	292
Increase in prepaid expenses and other current and long-term assets	(1,652)	(2,288)
Increase in trade payables	1,484	922
Increase in employees and payroll accruals	905	3,386
Increase in short term and long term deferred revenues	7,931	14,394
Increase in accrued expenses and other current liabilities	1,133	3,679
Other, net	(1)	4
Net cash provided by (used in) operating activities	1,281	(641)
INVESTING ACTIVITIES:
Investment in short-term deposits	-	(28,617)
Proceeds from restricted deposits	234	600
Investment in restricted deposits	-	(182)
Purchase of property and equipment	(1,077)	(2,979)
Acquisition of Appixia	-	(1,295)
Net cash used in investing activities	(843)	(32,473)
FINANCING ACTIVITIES:
Proceeds from exercise of options	98	231
Proceeds from issuance of Ordinary shares in IPO, net	-	(130)
Net cash provided by financing activities	98	101
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(225)	147
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	311	(32,866)
CASH AND CASH EQUIVALENTS—Beginning of period	7,510	101,258
CASH AND CASH EQUIVALENTS—End of period	$7,821	$68,392